PUBLIC DOCUMENT

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 69319

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LXM US LLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

134 East 40th Street
(No. and Street)

New York, New York 10016
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Clarke Gray 212-916-7450
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RGNC&S CPAs
(Name – *if individual, state last, first, middle name*)

97 Froehlich Farm Road, Woodbury, New York 11797
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, J. Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LXM US LLP, as of February 20, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Micah A. Taylor
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02TA6125117
Qualified in Richmond County
Commission Expires Oct. 02, 2017

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# LXM USA LLP
## STATEMENT OF FINANCIAL CONDITION
**(Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934)**
**DECEMBER 31, 2016**

# LXM USA LLP

## CONTENTS

RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA
Mark Raphael CPA
Floria Samii-Nikpour CPA
Allan B. Cohen CPA
Michael R. Sullivan CPA

Anita C. Jacobsen CPA

Founding Partner:
Melvin Goldberg CPA

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of LXM-USA, LLP

We have audited the accompanying statement of financial condition of LXM-USA, LLP (a limited liability company) as of December 31, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. LXM-USA, LLP's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of LXM-USA, LLP as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan, CPA's PLLC
Woodbury, New York

February 20, 2017

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 TEL: 516.864.8600 FAX: 516.496.9688 WWW.RSGNCCPAS.COM

**LXM USA LLP**
**Statement of Financial Condition**
**December 31, 2016**

**ASSETS**

| | |
|---|---|
| Cash | $ 205,681 |
| Due from broker | 100,000 |
| TOTAL ASSETS | $ 305,682 |

**LIABILITIES AND MEMBERS' CAPITAL**

| | |
|---|---|
| Accounts payable and other liabilities | 7,233 |
| Payable to affiliated entity | 6,394 |
| Total short term liabilities | 13,627 |
| Subordinated debt | 75,000 |
| TOTAL LIABILITIES | 88,627 |
| Members' Capital (Deficit) | 217,055 |
| TOTAL LIABILITIES AND MEMBERS' CAPITAL | $ 305,682 |

See independent auditors' report and notes to financial statements

## NOTE 1 - ORGANIZATION

LXM USA LLP (the "Company") was formed in the State of Delaware as a Limited Liability Partnership ("LLP") on February 15, 2013. The Company's purpose is to carry on a general brokerage and financial business, but more specifically to act as a broker/dealer in marketable securities to its institutional clients. The Company is owned by six individuals who manage a similar business in Europe.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC"). The Company operates out of its sole office in New York City.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

### *BASIS OF PRESENTATION*

The books and records of the Company are kept on the accrual basis and follow trade date accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

### *USE OF ESTIMATES IN THE FINANCIAL STATEMENTS*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

### *CASH AND CASH EQUIVALENTS*

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days when purchased which are not held for sale in the ordinary course of business.

## NOTE 4 - CONCENTRATIONS OF CREDIT RISK (CONTINUED)

The Company will engage in various investment and brokerage activities on which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to act only as an agent in a transaction and to review the credit standing of each counterparty as necessary.

## NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), under which the Company is required to maintain a minimum net capital, as defined, of $250,000. At December 31, 2016, the Company had net capital of $292,055 which exceeded the required net capital by $42,055, and a total aggregate indebtedness of $13,627. The Company's aggregate indebtedness to net capital ratio was approximately .05 to 1 at December 31, 2016.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under sub-paragraph k(2)(ii) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

## NOTE 6 – CONTINGENCIES AND COMMITMENTS

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

The Company had no lease or equipment rental commitments, no underwriting commitments and no contingent liabilities at December 31, 2016 or during the year then ended.

## NOTE 7 – RELATED PARTY TRANSACTIONS

### *EXPENSE SHARING AGREEMENT*

The Company has an expense sharing agreement in place with LXM Finance LLP, ("LXMF") a U.K. limited liability partnership and affiliated entity. Under the agreement, LXM Finance LLP makes limited services available to LXM USA LLP without charge. These costs include certain third party technology expenses including Bloomberg for market data feeds and Tradeflex for its trading platform and the use of the office space (rent) and office equipment and supplies.

The Company is not responsible or liable, neither directly or indirectly, to LXMF, or any other third party entity or vendor, for expenses paid by LXMF on behalf of the Company.

***SUBORDINATED LIABILITIES***

On November 17, 2014 FINRA approved a subordinated for $100,000 loan agreement between the Company and an entity under common control. The agreement matures on September 9, 2019, but was fully repaid prior to maturity in November, 2016. The loan was subordinated to all other liabilities of the Company.

On March 31, 2015 FINRA approved a second subordinated loan agreement for $75,000 between the Company and an entity under common control. The agreement matures on March 31, 2020 and principal and interest payments are due in full on that date. The loan bears interest at 1.89% and $1,475 has been recognized as interest expense for 2016. The loan is subordinated to all other liabilities of the Company.

## NOTE 8 – GUARANTEES

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2016 or during the year ended.

## NOTE 9 – SUBSEQUENT EVENTS

The Firm has evaluated subsequent events and no events have been identified which require disclosure.